SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

OPINION OF THE FISCAL COUNCIL OF TELE CELULAR SUL PARTICIPAÇÕES S.A.

The Fiscal Council of TELE CELULAR SUL PARTICIPAÇÕES S.A. (the “Company”), according to article 163, III of Law 6,404/76, in a meeting held on July 19, 2004, which agenda included the merger of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. into the Company, to be published in a Material Fact Announcement; considering the provisions of the Brazilian Securities Commission Instruction nr. 319, dated December 3, 1999, which provides for corporate reorganizations and also considering the explanation of the Company’s management based on the opinion of auditors, consultants and outside advisors; and after the review of such reorganization transaction on the legal point of view and not having verified any modification that should be registered, the Fiscal Council recommends the approval of the merger, as well as of the acts necessary for its implementation, to the General Shareholders Meeting that will decide on the abovementioned merger.

São Paulo, July 19, 2004

Antônio Abrahão Chalita	Celso Clemente Giacometti

Josino de Almeida Fonseca	José Antônio Machado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 23, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer